

BDCX

Blue Dove Coffee LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $75,000

Offering End Date: January 23, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Blue Dove Coffee LLC

Founded: September 6, 2023

Address: 33 Union Square W
New York, NY 10003

Industry: Mobile Food Services

Employees: 1

Website: https://bluedovecoffee.com/

Use of Funds Allocation:

If the maximum raise is met:

$70,500 (94.00%) – of the proceeds will go towards working capital- new cart build, equipment, staffing, and advertising
$4,500 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 30,700 Followers

SMB x



Business Metrics:

	YTD 10/31/2024
Total Assets	$57,479
Cash & Cash Equivalents	$4,173
Accounts Receivable	$7,654
Short-term Debt	$32,368
Long-term Debt	$0
Revenue	$142,842
Cost of Goods Sold	$54,033
Taxes	$0
Net Income	$35,346

Recognition:

Blue Dove Coffee LLC (DBA Blue Dove Coffee) is redefining coffee culture in New York.

About:

Blue Dove Coffee LLC (DBA Blue Dove Coffee) is blending exceptional quality, meaningful community connections, and disciplined innovation to redefine coffee culture. Military veteran Casee Falce created a mobile coffee experience that transforms everyday moments into daily luxuries.

For more information, contact our Customer Support Team at support@thesmbx.com

